

August 22, 2013

Via E-mail
Ms. Maeve Carton
Finance Director
CRH public limited company
Belgard Castle, Clondalkin
Dublin 22, Ireland

> **RE:** **CRH public limited company**
> **Form 20-F for the Year ended December 31, 2012**
> **Filed March 27, 2013**
> **Response Letter dated August 14, 2013**
> **File No. 1-32846**

Dear Ms. Carton:

We have reviewed your response letter dated August 14, 2013 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Note 33. Supplemental Guarantor Information, page 145

1.   We note your response to the second bullet of prior comment two from our letter dated July 17, 2013. While we note the advance of €695m made in 2012 by CRH plc and CRHA to their subsidiaries represent intercompany loans granted to subsidiary companies (repayment of €277m of intercompany loans in 2011 and €1,721m in 2010) and are appropriately classified as investing activities in accordance with IAS 7.16 (e) and (f), our comment referred to the appropriateness of presenting these advances (and repayments) in the Non-Guarantor Subsidiaries column within investing activities as opposed to financing activities. Please refer to IAS 7.17(d).

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief